

Mail Stop 3561

June 27, 2008

Mr. Jing Jing Long
Principal Executive Officer
Tank Sports, Inc.
10925 Schmidt Road
El Monte, California 91733

> **Re: Tank Sports, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 26, 2008**
> **File No. 333-129910**

Dear Mr. Long:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed June 26, 2008

1. Please note that the date of the report should be the date of the earliest event reported. Please revise.

2. We note your disclosure in paragraphs (a)i. and (b)i. that the board of directors dismissed Kabani and appointed UIAC as your independent registered accounting firm. Please specifically state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. Please clarify your disclosure in paragraph (a)ii. that the reports of Kabani included an explanatory paragraph with respect to your ability to continue as a going concern as opposed to a qualification with respect to uncertainty as to your ability to continue as a going concern. Refer to Auditing Standards Codification AU Section 341.

4. Please revise your disclosure in the paragraph (a)iii. to include the subsequent interim period through June 23, 2008 as opposed to May 8, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

5. Please revise your disclosure in paragraph (a)iv. to include the two most recent fiscal years and subsequent interim period through June 23, 2008 as opposed to the most recent audit period and interim period through June 23, 2008. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

6. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing. The exhibit should be filed as Exhibit 16. Refer to Item 601(b)(16) of Regulation S-K. Also, please revise to include a list of exhibits filed as part of the report under Item 9.01 of Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant